June 4, 2009
Via EDGAR and Overnight Delivery
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Watson Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No. 1-13305
Dear Mr. Rosenberg:
     The following is in response to your comment letter dated May 21, 2009. For your convenience, the Staff’s comments precede our response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Long-term Obligations, page 56
1.	Please quantify your future potential milestone payments payable to third parties as part of your licensing and development programs.
OUR RESPONSE:
     As outlined under the caption “Long-term Obligations” within our Management’s Discussion and Analysis of Financial Condition and Results of Operations discussion, milestone payment obligations are uncertain, including the prediction of timing and the occurrence of events triggering a future obligation. At December 31, 2008, the amounts that were reasonably likely to be paid under various milestone obligation agreements were less than $45.0 million. Disclosure of our estimate of reasonably likely future potential milestone payment amounts will be included where our long-term obligation table is provided in future filings.

Consolidated Statement of Operations, page F-4
2.	You exclude amortization expense of intangible assets from cost of goods sold and present gross profit. Please revise to include amortization, as appropriate, in cost of goods sold or revise to eliminate gross profit from the statement of operations as well as from the discussion in the MD&A. Please refer to SAB Topic 11.B.
OUR RESPONSE:
     Beginning with our Quarterly Report on Form 10-Q (“10-Q”) for the quarterly period ended June 30, 2009, we will eliminate gross profit on the face of the Condensed Consolidated Statements of Operations, within our footnote for Operating Segments and within Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. We will eliminate all references to gross profit in our future filings of our 10-Q’s and our Annual Reports on Form 10-K where applicable.
Revenue Recognition, page F-9
3.	Please clarify to disclose your policy for recognizing milestone revenue for past performance through the date the milestone is attained and for deferring all or a portion of milestone revenue attained and recognizing it over the remainder of the contract performance period.
OUR RESPONSE:
     Under our revenue recognition policy, milestone payments received under research, development and licensing agreements is recognized over the entire contract performance period, starting with the contract’s commencement, but not prior to earning and/or receiving the milestone payment (i.e., achieving the milestone removes the contingency which satisfies the fourth criteria of SAB 104 “collectibility is reasonably assured”).

4.	Please disclose the method used to recognize revenues from research, development and licensing agreements (including milestone payments) “based upon the pattern in which the revenue is earned or the obligation is fulfilled.”
OUR RESPONSE:
     We utilize the “contingency-adjusted performance model” to account for milestone payments received. Under this model, revenue related to each payment is recognized over the entire contract performance period, starting with the contract’s commencement, but not prior to earning and/or receiving the milestone payment (i.e., the removal of the contingency). The amount of revenue to recognize is determined using the percentage of total research and development obligations incurred to date to total expected obligations to be incurred upon completion of the contract. We believe the use of this method results in a pattern of revenue recognition that follows the pattern of obligations fulfilled under the contract.
     Also refer to our response letter dated May 26, 2004 (our “2003 10K Response”) to your comment letter dated April 27, 2004 re our Form 10-K for fiscal year ended December 31, 2003 (attached as Appendix I). Our 2003 10K Response outlined a detailed review of our accounting for revenue recognition involving research, development and licensing agreements (including milestone payments). Our 2003 10K Response also included a draft of our clarified disclosure which remains part of our filings up to and including our Form 10-K for fiscal year ended December 31, 2008. Our accounting policy and circumstances for accounting for revenue recognition involving research, development and licensing agreements (including milestone payments) have not changed since our 2003 10K Response on May 26, 2004.
5.	Please disclose your revenue recognition policy related to royalties and commission revenue. Please refer to SAB 104.
OUR RESPONSE:
     Royalty and commission revenue is recognized in accordance with the terms of their respective contractual agreements when collectibility is reasonably assured and revenue can be reasonably measured.
Provision for Sales Returns and Allowances
Returns and Other Allowances, page F-10
6.	You disclose that you accept customer returns of products for credit. Please tell us what “for credit” means including whether it includes product exchanges and if so under what circumstance you allow exchanges, whether or not the returned product for the exchanged product is resalable, and how you account for your estimates of exchanges and actual exchanges. It may be helpful to provide us an example showing the journal entries made.

OUR RESPONSE:
     In accordance with our return goods policy, credit for customer returns of product is issued by check or is applied against outstanding account activity. Product exchanges are not permitted.
Note 8-Goodwill, Product Rights, Other Intangibles, page F-20
7.	Please revise to quantify the additional payments that you will make to Teva assuming certain milestones are met on the development-stage products acquired in December 2008 and disclose your accounting policy for these payments.
OUR RESPONSE:
     Additional milestone payments of $9.0 million would be made to Teva if all development stage products acquired in December 2008 are successfully launched. This amount is included in our response above under item 1. As these payments will be made only after launch of an approved product, amounts will be capitalized and amortized over their useful life in accordance with our existing accounting policy for product rights (refer to our Summary of Significant Accounting Policies – Goodwill, Product Rights and Other Intangible Assets on page F-9 of our Annual Report on Form 10-K for the year ended December 31, 2008). As we do not consider this amount to be material, additional disclosure within future filings is deemed unnecessary.

The company acknowledges that:
▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning the foregoing, please call Mark W. Durand at 973-355-8300.
Sincerely,

Watson Pharmaceuticals, Inc.
/s/ Mark W. Durand
Mark W. Durand
SVP & Chief Financial Officer

Appendix I

Re:	Watson Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2003 Excerpt from Watson’s response to the SEC’s letter of April 27, 2004
Revenue recognition, Pg. F-9
2	Regarding your recognition of revenue from milestone payments where revenue is recognized based on the percentage of completion method once contingencies for individual milestones have been removed, please tell us supplementally and disclose why your method is appropriate and in compliance with GAAP. Please refer to the interpretive response to SAB 104.
     We recognize revenue based upon the pattern in which the revenue is earned or obligations are fulfilled, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. We have deferred revenue relating to a research and development agreement with Proctor & Gamble (P&G) for which we receive “milestone” payments based upon certain pre-determined progress milestones (contingencies) within the context of our research and development activities for a certain product. We recognize this revenue based upon the pattern in which obligations are fulfilled under the contract terms. R&D obligations for this product depend upon timing of R&D activities and, as such, are not consistent from one period to another. For instance, the formulation and initial development require us to incur higher costs at the beginning of the project. These costs decline through initial testing. Once clinical trials begin, the costs again increase as we identify expand the patient population and clinical study sites. The costs then decline once the NDA is submitted to the FDA. The following chart illustrates the pattern of obligations for this project:
     We consider all of the payments received from P&G as revenue directly related to the services performed throughout the contract with an expected FDA approval of the product at the end of the process. We do not believe the straight-line method of revenue recognition to be appropriate for this agreement since the revenue is not earned evenly throughout the product development lifecycle. Instead, we believe it appropriate to use a method that better matches revenues with project costs.
     We utilize the “contingency-adjusted performance model” to account for the milestone payments received as part of this arrangement. Under this model, revenue related to each payment is recognized over the entire contract performance period, starting with the contract’s commencement, but not prior to earning and/or receiving the milestone payment (i.e., the removal of the contingency). The amount of revenue to recognize is determined using the percentage of total research and development obligations incurred to date to total expected obligations to be incurred upon completion of the contract. We believe the use of this method is in compliance with GAAP as it results in a pattern of revenue recognition that follows the pattern of obligations fulfilled under the contract.
     We propose the following for your review in an effort to clarify our disclosure:
     Revenues recognized from research, development and licensing agreements (including milestone payments) are deferred and recognized over the entire contract performance period, starting with the contract’s commencement, but not prior to the removal of any contingencies for each individual milestone. We recognize this revenue based upon the pattern in which the revenue is earned or the obligation is fulfilled.